December 11, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	American Reprographics Company
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-32407

Dear Mr. Spirgel:

On behalf of American Reprographics Company (the “Company”), by this letter we respond to the comments contained in your letter dated November 9, 2006. We have repeated below the text of your comments, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2005
2. Summary of Significant Accounting Policies
Segment and Geographic Reporting, page F-14

1.
We note that you present one reportable segment. We further note your separate revenue presentation for your various services. Tell us how you determined your segments under SFAS 131. Your response should address how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

The Company determined it had one reportable segment based upon the guidance in SFAS 131 for the fiscal year ended December 31, 2005. As prescribed in SFAS 131 paragraphs 10-15, the Company first determined its operating segments. Such determination was based upon the Company’s various business activities that earn revenues and incur expenses, whose operating results are regularly reviewed by the chief operating decision maker (”CODM”) to allocate resources and assess performance, and for which discrete financial information is available. The Company deems the CODM to be both the Chief Executive Officer and the President/Chief Operating Officer, acting jointly.

The CODM reviewed financial results for the Company’s 37 operating segments, or divisions, on a monthly basis in the fiscal year ended December 31, 2005. The Company determined based on the aggregation criteria listed in paragraph 17 of SFAS 131, as further explained below, that the 37 operating segments represent one reportable segment. The divisional operating results represented the lowest level of information reviewed by the CODM. The CODM’s direct reports included the regional managers who are responsible for managing individual division economics. Of the 37 operating segments, only one segment met the quantitative thresholds outlined in SFAS 131, paragraph 18. It should be noted that 30 of the 37 operating segments individually represented less than 5% of the Company’s revenues, operating segments’ total profits, and assets.

The CODM’s assignments of operating divisions to regional managers have been based upon the capacity and capabilities of the individual managers - not principally based upon geography - and have been periodically changed given shifting workflows and the acquisition of new divisions. Thus, newly acquired divisions have been assigned to regional managers outside of the geographic region in which the acquired division is physically located. For example, certain division operations in the San Francisco Bay Area were assigned to the regional manager located in Southern California, and not to a Northern California regional manager who oversees another San Francisco Bay Area division. That Northern California regional manager, in turn, is responsible for certain division operations in Southern California.

The 37 operating segments represented standalone facilities, including their smaller, dedicated satellite or branch locations, and are typically the legacy of acquisitions made by the Company throughout its history. In the Company’s assessment of its reportable segments, these operating segments were considered under the aggregation criteria listed in paragraph 17(a)-(e) of SFAS 131 to determine that the Company has one reportable segment.

Each operating segment offers the same products and services, has the same production process, has the same types of customers (and in many cases the identical customer), and provides services and distributes products in the same manner. Specifically:

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Products and services: The Company’s reprographics products and services include the digital management and reproduction of documents - primarily construction-related documents - and corresponding finishing and distribution of those documents. The Company stores and organizes digital files containing customer documents, prints and assembles hard copies of the files on demand, tracks all users of the documents, packages hard copies of the documents for shipment by courier or local delivery by the Company, and electronically transmits digital files. These products and services are produced and delivered both from the Company’s own locations, and on-site at its customers’ locations, which are referred to as “facilities management.” In addition, the Company sells reprographics equipment and supplies to other reprographics companies and to end-users. All of these products and services are substantially similar and are furnished by all of the Company’s operating segments in all locations.

•
Production processes: All of the Company’s operating segments produce or manage the production of small (11”x17” and smaller) and large (greater than 11”x17”) format copies in black-and-white and color using similar digital scanning and printing output devices. All operating segments utilize identical technological means to store, manage, and make available for printing digital files.

•
Types or classes of customers: Approximately 80% of the revenues of the Company are derived from the architectural, engineering and construction (“AEC”) industry. These AEC customers, who are serviced by all operating segments, are of the same class and their needs - digital management and hard-copy production of frequently-revised large format construction plans and small format specifications documents - are of an identical type. Additionally, the Company has national AEC customers served by different operating segments in multiple geographies, with centralized billings to those customers.

Demand for the Company’s products and services outside the AEC industry comprised the remaining 20% of the Company’s revenues. Such demand is from a broad range of customers not limited to a particular industry segment, but which depend on the same basic set of services as the AEC customer - notably digital management and hard-copy production of large and small format documents in color or black-and-white.

•
Methods used to distribute products and provide services: All of the Company’s operating segments provide distribution and logistical services, including physical pick-up of customer documents, physical delivery of finished hard copy documents, and packaging of finished documents for shipment with third party couriers. In addition, all operating segments furnish online purchasing and fulfillment to customers utilizing the Company’s proprietary Internet-based reprographics software products.

•
Similar economic characteristics: Individual results of operating segments may vary based upon product mix for a particular period, seasonality of the construction business or type of current activity in a particular location, but such factors will inherently fluctuate among the operating segments from month to month and year to year. As an example, an operating segment had 2005 earnings before interest and tax as a percent of revenues ("EBIT %") of 25.4% and gross margin percentage ("GM %") of 37.6%. In the previous year, 2004, that same division had an EBIT % of 19.3% and GM % of 33.0%. Those changes are driven by the aforementioned factors (product mix, seasonality, AEC activity in a particular market) and will change both favorably and unfavorably from year to year.

Additionally, individual results of operating segments may be affected by the timing of the acquisition of the operating segment. The Company has been highly acquisitive over its history and expects the trend to continue. Product offerings, and production processes are standardized upon acquisition of a target. The integration process typically results in lower operating results in the near term that trend to higher economic results over time similar to existing operating divisions.

In determining internal performance objectives, no distinction is made by the Company between any of the operating segments in determining Company-wide organic sales growth percentage and EBIT % requirements. The Company has an established operating plan with 12-24 month goals to achieve minimum performance targets that are uniform across all operating segments. The performance target is a single target for all operating segments to achieve as it does not account for external factors (product mix or level of AEC activity) at a particular location.

Although we do not consider the operating segments to be retail outlets, the operating segments are analogous to a national retail chain in which a customer can expect the same product offering, quality, and speed of service no matter which physical location the customer visits. Assuming a similar date of acquisition, a similar product mix and similar AEC activity among various markets, all operating segments in such markets would yield almost identical operating results. Changes in product mix between locations or between fiscal periods are outside of the Company's control, but do not change the manner in which the CODM sets expectations for, or reviews the results of, individual operating segments.

Given the uniform financial expectations for all operating segments, and because each of the applicable aggregation criteria have been met1 , the Company aggregated the individual operating segments into a single reportable segment. We believe that separate presentation of individual segment information will not add significantly to an investor’s understanding of the Company since the operating segments have similar characteristics and essentially have the same future prospects.

As you noted in your comment, the Company acknowledges that service line revenues are presented, but we do not perform financial analysis on a service line basis. Consistent with the Company’s response to a previous staff comment letter (Question #51 on the SEC comment letter dated November 10, 2004), the Company has the ability to determine revenue sources based upon orders, but does not have the ability with its existing information systems to detail cost of sales associated with the various revenue sources, as the three revenue streams (reprographic services, facilities management, and equipment and supplies sales) utilize the same production space and labor force. The Company does not manage its operations on a service line basis, but rather on a divisional basis as described above.

1 The Company does not believe paragraph 17(e) of SFAS 131 - nature of the regulatory environment - is applicable to the reprographics industry.

For the foregoing reasons, the Company believes that its analysis of operating and reportable segments is consistent with SFAS 131 and that no amendment to its Form 10-K for the fiscal year ended December 31, 2005 is necessary.

In connection with the Company’s response to the comments in your November 9, 2006 letter, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, you may contact me at (818) 500-0225.

Very truly yours,

AMERICAN REPROGRAPHICS COMPANY

/s/ Jonathan Mather
Jonathan Mather
Chief Financial Officer

cc:	Michael Henderson
Kyle Moffatt